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Exhibit 12.1

Statement Re:
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Years Ended December 31,					Three Months Ended March 31,
	2000	2001	2002	2003	2004	2005
Income (loss) before provision (benefit) for income taxes, equity in net loss of unconsolidated affiliate and cumulative effect of change in accounting principle	$(9,661)	$5,247	$(106,813)	$(113,381)	$(166,687)	$(45,181)
Fixed charges	204	4,865	9,392	12,061	13,162	1,153

Income (loss) as adjusted	$(9,457)	$10,112	$(97,421)	$(101,320)	$(153,525)	$(44,028)

Fixed charges:
Interest expense	$3	$3	$4,615	$11,777	$12,845	$1,075
Interest portion of rent expense	201	201	250	284	317	78

Total fixed charges	$204	$204	$4,865	$12,061	$13,162	$1,153

Deficiency of earnings available to cover fixed charges	$(9,661)	$—	$(106,813)	$(113,381)	$(166,687)	$(45,181)
Ratio of earnings to fixed changes	—	2.08	—	—	—	—

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Statement Re: Computation of Ratio of Earnings to Fixed Charges (Dollars in thousands)